United Wisconsin Grain Producers, LLC

W1231 Tessmann Road

Friesland, Wisconsin 53935-0247

May 2, 2008

Terence O’Brien

Accounting Branch Chief

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Wisconsin Grain Producers, LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 18, 2008
File No. 000-50733

Dear Mr. O’Brien:

We are in receipt of your letter dated April 10, 2008 providing comments on our Form 10-K as filed on March 18, 2008.  We have reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses, set forth below are each of your comments in chronological order immediately followed by our response.

General

1.             Please revise to include quarterly financial data as required by Item 302 of Regulation S-K or tell us why you believe it is not needed.

RESPONSE:  We will include the following unaudited quarterly financial data in the notes to the financial statements contained in our Form 10-Q for the quarter ended March 31, 2008:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
Year ending December 31, 2008
Total revenues	$34,237,387
Gross profit (loss)	8,446,421
Income (loss) from operations	7,493,018
Net income (loss)	7,492,547
Basic and diluted earnings (loss) per unit	261.66

Year ended December 31, 2007
Total revenues	$29,104,330	$28,245,629	$26,714,846	$28,038,797
Gross profit (loss)	8,028,382	6,720,317	5,047,735	4,932,426
Income (loss) from operations	7,160,226	5,775,498	4,221,247	4,053,821

Net income (loss)	7,142,869	5,694,717	4,251,754	4,152,892
Basic and diluted earnings (loss) per unit	248.19	197.87	147.74	144.62

Year ended December 31, 2006
Total revenues	$22,817,707	$30,578,904	$29,725,303	$28,649,689
Gross profit (loss)	5,388,739	12,898,450	12,604,043	13,397,942
Income (loss) from operations	4,727,376	12,206,974	11,908,415	12,063,024
Net income (loss)	4,703,420	11,298,262	11,804,154	12,212,013
Basic and diluted earnings (loss) per unit	163.43	392.57	410.15	424.32

Year ended December 31, 2005
Total revenues	$0	$10,109,672	$21,893,544	$22,473,829
Gross profit (loss)	0	565,100	5,003,229	5,265,525
Income (loss) from operations	(365,107)	113,590	4,456,021	4,343,121
Net income (loss)	(124,949)	750,051	5,768,486	4,341,807
Basic and diluted earnings (loss) per unit	(4.34)	26.06	200.43	150.87

A disclosure will accompany the table stating that the above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for the fair presentation of the selected data for these interim periods presented have been included.

We will also include the quarterly financial data required by Item 302 of Regulation S-K in our annual reports on Form 10-K, or as otherwise required, on a prospective basis.

Management’s Discussion and Analysis, page 29

2.             Throughout your document you discuss how your gross margin is dependent on the spread between ethanol and corn prices.  Please revise to disclose the spread and how this spread has impacted your gross margins and results of operations for each period presented.  In this regard we note your margins have increased from approximately 20% in 2005 to 39.6% in 2006 and subsequently decreased to 22% in 2007.  Refer to Item 303(a)(3)(i) of Regulation S-K.

RESPONSE:  On a going-forward basis, beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings, we will disclose in Management’s Discussion and Analysis our ethanol-corn price spread, calculated as the price we received per gallon of ethanol multiplied by the number of gallons of ethanol produced per bushel of corn minus the price we paid per bushel of corn, for each period presented.  Please note that we consider the average price we receive per gallon of ethanol and the average price we pay per bushel of corn as competitively sensitive information; therefore, we anticipate that only the spread, calculated as discussed above, will be disclosed and not the underlying average price per gallon of ethanol or price per bushel of corn.  We will also disclose in our future filings how this spread has impacted our gross margin for each period presented.

3.             Please revise your contractual obligation table to include your interest commitments under your interest-bearing debt in your contractual obligation table on page 38, or provide textual discussion of this obligation below the table.  Please ensure your contractual obligation table in MD&A includes interest or if you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Refer to footnote 46 to Release 33-8350, Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE:  As of December 31, 2007, future interest commitments on our long-term debt, assuming minimum payments per our amortization schedule, totaled approximately $2,978,432, including approximately $1,037,041 due within less than one year, approximately $1,568,437 due within one to three years and approximately $372,954 due within three to five years.  The contractual obligations table contained in Management’s Discussion and Analysis in our Form 10-K for the fiscal year ended December 31, 2007 did not include these amounts under our long-term debt obligations.  However, given our disclosed plans to retire our long-term debt by the end of April 2008 and our actual subsequent retirement of this debt, the inclusion of such interest commitments in the contractual obligations table would not have accurately reflected the company’s future expected cash outlays, since the early retirement of our debt allowed us to avoid paying most of these interest commitments.

However, notwithstanding the immediately preceding paragraph, in the event the company opts to obtain additional debt financing in the future, we will disclose in the contractual obligations table, or in a textual discussion below the table, any interest commitments under such debt financing in our future annual reports on Form 10-K (or as otherwise required).

Liquidity and Capital Resources, page 35

4.             We note your disclosure on page 38 that you plan to retire the $14 million existing long term debt balance with Farmers & Merchants Union Bank.  We further note that the Board has approved a $7.2 million member distribution, have approved other plant improvements and have $31 million in purchase obligations in the next twelve months, some of which you expect to finance through additional debt financing.  Please revise your liquidity section to discuss how you plan to fund the retirement of your existing long term debt, to quantify the additional debt financing needed for the above items and to explain alternatives, if any, if debt financing is not available for any reason.

RESPONSE:  In our Form 10-Q for the quarter ended March 31, 2008 and in our other future filings as applicable, we will discuss in our liquidity section the funding of the retirement of our long-term debt and the additional debt financing we expect we will require to further expand our production capacity and meet our purchase obligations.  Specifically, the disclosure in our Form 10-Q for the quarter ended March 31, 2008 will state that the retirement of our debt was funded using primarily cash from operations.  The disclosure will also state that it is anticipated that our additional plant expansion, which is expected to cost approximately $35,000,000, will be financed using between approximately 40%-60% debt financing and between approximately 40%-60% cash from operations.  The disclosure will state that we expect to obtain between approximately $19,000,000 and $29,000,000 in debt financing over the next twelve months to finance the additional expansion to our production capacity, as discussed above, and to finance between approximately 40%-60% of the expansion to our production capacity substantially completed in December 2007.  Additionally, the disclosure will state that if we are unsuccessful in obtaining debt financing, we may seek other alternatives such as equity financing, or, if we fail to obtain either debt or equity financing, we will finance our plant expansion substantially completed in December 2007 with cash from operations and will not be able to construct the additional plant expansion.  Finally, the disclosure will state that our ability to pay distributions to our members may be negatively impacted if we obtain additional debt financing, especially if cash from operations decreases due to narrowing profit margins.

At December 31, 2007, our purchase obligations due within one year consisted mostly of corn purchase contracts, which we expect to finance with cash from operations.  Our $7.175 million membership distribution made on February 15, 2008 to unit holders as of January 10, 2008 was also financed with cash from operations.

5.             Your liquidity discussion is vague and primarily reiterates what is presented in the statement of cash flows with little explanation of the reason for increases and decreases.  Please revise your discussion to address the reasons for the changes in operating assets and liabilities.  For example, we note changes in receivables, inventory and payables and the changes in fair value of your derivative instruments had a material impact on your operating cash flows.  Revise to provide expanded disclosure which will indicate the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected.  Refer to FRR 501.03 and SEC Release 33-8350.

RESPONSE:  On a going-forward basis, beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings, we will provide in our liquidity discussion in Management’s Discussion and Analysis additional explanation for the reasons for increases and decreases in our cash flows.  For example, in future filings rather than stating only that a decrease in net cash flow provided from operating activities is due to a decrease in net income, we will also include additional discussion regarding the reasons for such a decrease, including a discussion of material changes in receivables, inventory, payables or other relevant material items and the reasons for the changes to those items.

In our future filings we will also provide expanded disclosure regarding our ability to adjust future cash flows to meet needs and opportunities, both expected and unexpected.

Critical Accounting Policies, page 38

6.             We note your disclosure that you do not have any critical accounting policies at December 31, 2007.  Please tell us how you determined that accounts receivable and allowance for doubtful accounts, the valuation and accounting for derivative instruments, your accounting and presentation of marketing fees and commissions and your evaluation of long-lived assets for recoverability were not critical accounting policies as the nature of these estimates appear material due to the level of subjectivity and judgment by management.

Additionally, for each critical accounting estimate or assumption you have identified, please revise to analyze to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  Please analyze each estimate for their specific sensitivity to change, based on their outcomes that are reasonably likely to occur and would have a material effect.  Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

RESPONSE:  Upon our review of our critical accounting policies, the valuation and accounting for our derivative instruments and the accounting and presentation of marketing fees and commissions do not contain any significant accounting estimates, and as such we did not consider those underlying policies critical.  Specifically, our derivative instruments are recorded at their quoted market values, generally from either the NYMEX of CBOT exchanges, on a quarterly basis.  Therefore, our derivative instruments do not contain estimates or assumptions that are material due to the levels of subjectivity and judgment.

Additionally, the accounting and presentation of marketing fees and commissions is not a critical accounting policy both because the amount involved is immaterial (less than $500,000 combined for both ethanol and distillers grains marketing fees and commissions) and because the level of subjectivity and judgment exercised by management in accounting and presenting marketing fees and commissions is immaterial.  Although we will prospectively record commission expense net of revenue, as opposed to as an operating expense, as discussed below in our response to Comment 8, due to the continued immaterial amount involved and continued immaterial level of subjectivity and judgment exercised by management in accounting for our marketing fees and commissions, this recording change does not alter our conclusion that our accounting policy relating to marketing fees and commission is not critical.

In regards to accounts receivable and allowance for doubtful accounts, we did not have a critical accounting policy due to the immaterial amount of our allowance for doubtful accounts, which was $68,630 at December 31, 2007 and $0 at December 31, 2006.  However, while not a critical accounting policy, on a prospective basis we will include in our filings our reasons for our relatively small allowance for doubtful accounts including, specifically, that we have marketing agreements in place for the marketing and sale of all of our ethanol and a portion of our distillers grains, payment for such ethanol and distillers grains is due within a relatively short time after our marketers take possession of the ethanol or distillers grains, and we have not had difficulties collecting payment for the ethanol and distillers grains sold pursuant to these marketing agreements in the past.  Additionally, under our ethanol marketing agreement our ethanol marketer bears the risk of non-payment from its customers, as our ethanol marketer is required to make payment to us regardless of whether our ethanol marketer is able to collect payment from its customers.  We will also disclose that in the event we were no longer able to effectively market all of our ethanol and a portion of our distillers grains through our marketers, we may then reconsider the need for a greater allowance for doubtful accounts.

Finally, beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings, we will identify our evaluation of long-lived assets for recoverability as a critical accounting policy.  We reviewed our long-lived assets at December 31, 2007.  In our analysis, we considered future corn costs and ethanol prices for our fiscal year ending December 31, 2008, and based on our assumptions, we projected positive future undiscounted cash flows.  Additionally, we considered break-even points for our plant and also considered our risk management strategies in place through our derivative instruments and forward contracts.  As a result of this analysis, we felt our long-lived assets were not impaired as of December 31, 2007, as the carrying amounts of our long-lived assets exceeded their fair value.  We will disclose the above analysis, or any similar analysis we undertake subsequent to December 31, 2007, in our future filings.

Consolidated Balance Sheets, page 41

7.             Please revise the financial statements for all periods presented to separately identify related party transactions on the face of each statement, including revenue, expenses, and amounts receivable and payable to marketing companies the meet the definition of a related party.  Refer to Rule 1-02(b) of Regulation S-X and SFAS 57.

RESPONSE:  After review of Rule 1-02(b) of Regulation S-X and SFAS 57, beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings we will identify related party transactions on the face of each statement.

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page 46

8.             With regard to the marketing fees and commissions paid to the markets, tell us how this cash consideration meets both of the conditions in paragraph 9 of EITF 01-9 in order for you to classify these fees as an expense.  Provide us with more information on the specific nature of the marketing fees and commissions.  Tell us whether the marketers are required to provide documentation to you on the marketing activities performed on your behalf.  Tell us how the commissions provide an identifiable benefit that is sufficiently separable from the sale of ethanol to meet the criteria in EITF 01-9.

RESPONSE:  After further review of EITF 01-9, we have concluded that the commissions paid to our marketer do not provide an identifiable benefit that is sufficiently separable from the sale of ethanol.  Therefore, we will begin to record commission expense net of revenue, as opposed to as an operating expense, beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings.

Asset Impairment, page 47

9.             Considering the decline in gross margins as a result of the decrease in the spread between ethanol prices and corn prices during 2007, tell us and disclose how you complied with paragraph 8 of SFAS 144 at December 31, 2007 with regards to the recoverability of the long lived assets.

Considering the materiality of your long lived assets, the impact of the declining spread and the impact it has had on your operations, as noted above, it is unclear why your accounting for long lived assets is not considered a critical accounting policy.  Please revise to describe the steps that you perform to review your long lived assets for recoverability, the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods.

RESPONSE: During 2007, the ethanol industry was affected by declining margins as a result of a decline in the spread between ethanol and corn prices.  At December 31, 2007, we reviewed our long-lived assets in accordance with Paragraph 8.c. of SFAS 144, which states that a long lived asset shall be tested for recoverability in the event of “a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.”

In our analysis, we considered future corn costs and ethanol prices for our fiscal year ending December 31, 2008, and based on our assumptions, we projected positive future undiscounted cash flows.  Additionally, we considered break-even points for our plant and also considered our risk management strategies in place through our derivative instruments and forward contracts.  As a result of this analysis, we felt our long-lived assets were not impaired as of December 31, 2007, as the carrying amounts of our long-lived assets exceeded their fair value. We will add additional discussion of our analysis of asset impairment to our critical accounting policies beginning with our Form 10-Q for the quarter ended March 31, 2008 and thereafter in our other future filings.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Very Truly Yours,

/s/Barb Bontrager
Barb Bontrager, CFO